UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Notice of Record Date for the Holders of American Depositary Shares Entitled to the

Distribution of year-end Dividends for FY2023

On February 27, 2024, Woori Financial Group Inc. (“Woori Financial Group”) had amended its prior Report of Foreign Private Issuer on Form 6-K titled “Notice of Record Date for the Shareholders Entitled to the Distribution of year-end Dividends”, furnished on February 6, 2024 (the “Original Report”), to announce that the record date for the holders of its American Depositary Shares (“ADSs”) who are entitled to the distribution of its annual dividends for fiscal year 2023 would be announced after the dividend amount has been approved at its annual general meeting of shareholders in March 2024. Woori Financial Group held its annual general meeting of shareholders on March 22, 2024, where its shareholders approved a year-end dividend amount of Won 640 per share for fiscal year 2023.

Accordingly, pursuant to the New York Stock Exchange Listed Company Manual and the Deposit Agreement for its ADSs, Woori Financial Group has determined that April 1, 2024 would be the record date for the determination of its holders of the ADSs who are entitled to the distribution of its annual dividends for fiscal year 2023.

Woori Financial Group’s books for the issuance and cancellation of its ADSs will be open upon close of business on April 1, 2024 (New York time).

For further information on the dividends, please refer to the relevant information in the Original Report.

ø Related Disclosure

- Form 6-K/A on February 27, 2024, Postponement of ADS Record Date

- Form 6-K on February 6, 2024, Notice of Record Date for the Shareholders Entitled to the Distribution of year-end Dividends

- Form 6-K on February 6, 2024, Resolution Relating to Woori Financial Group’s Dividend Payments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 22, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President